April 8, 2009

Ms. Stacie Gorman
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
Mail Stop 4561
100 F STREET, NE
WASHINGTON, D.C. 20549-6010

Re:     Jesup & Lamont, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2009
File No. 001-31292

Dear Ms. Gorman:

This letter responds to the Staff’s comment letter dated April 8, 2009 regarding the above-referenced proxy statement filed by Jesup & Lamont, Inc. (“Jesup”).  For ease of reference, your inquiries have been incorporated in this letter and precede our responses.

Compensation of Directors and Officers and Related Matters

1.
We note your response to comment 1 of our letter dated March 30, 2009.  In response to our comment, you provided disclosure in the salary column.  We note that you paid other compensation in 2006 and 2007.  We also note that the employment agreements require you to pay additional compensation.  Please advise whether this other compensation was paid in 2008.  If so, please revise the table and update the footnotes to reflect all compensation paid in 2008.

We have revised the summary compensation table to include all compensation for 2008.  The salary, bonus and other compensation columns have been revised where applicable.  The corresponding footnotes have also been revised where applicable.

Proposal No. 6

Approval of a Compensation Plan

2.
We note your response to comment 2 of our letter dated March 30, 2009.  Please reconcile your disclosure in Proposal 2 with your revised disclosure in Proposal 6.  For example, in Proposal 6, please disclose whether independent consultants will be eligible to participate.  Also, in Proposal 2, please include the approximate number of persons in each class.

We have revised Proposal 2 to include the classes and approximate number of persons in each class eligible to participate in the plan.  Also, we have clarified in Proposal 6 that independent individual consultants are eligible to participate in the plan.  Further, we have disclosed in Proposal 2 and Proposal 6 that we currently have approximately 200 contractual independent individual consultants and have also revised the approximate number of people eligible to participate in the plan accordingly.

Please direct any questions to Stephen Zelnick at (212) 838-8040, or the undersigned at (212) 838-3317.

Sincerely,

/s/ Quyen Luu

2

COMPENSATION OF DIRECTORS AND OFFICERS
AND RELATED MATTERS

Executive Compensation

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 2008, 2007 and 2006 by our (i) principal executive officer, and (ii) executive officers other than the principal executive officer, whose salaries for the 2008 and 2007 fiscal years as determined by Regulation S-K, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the "Named Executive Officers"). No other compensation was paid to any such officers, other than the compensation set forth below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (8) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Donald A. Wojnowski Jr.	2008	300,000	67,806	—	—	—	—	8,730	376,536
President, CEO &	2007	257,500	382,588	9,366	—	—	—	8,692	658,146
Director (1)	2006	240,000	187,150	—	134,178	—	—	6,947	568,275

James Fellus (2)	2008	300,000	—	—	—	—	—	4,876	304,876
CEO of JLSC	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—

James M. Matthew	2008	199,994	—	—	—	—	—	8,550	208,544
CFO & Secretary (3)	2007	199,992	—	—	162,240	—	—	1,666	363,898
	2006	93,750	19,339	—	66,521	—	—	11,181	190,791

Kevin A. Carreno	2008	208,333	—	—	—	—	—	5,370	213,703
COO (4)	2007	62,500	—	6,111	6,210	—	—	—	74,821

Stephen J. DeGroat	2008	80,000	—	—	—	—	—	3,955	83,955
Chairman & CEO of	2007	240,000	799,514	—	441,763	—	—	16,345	1,497,622
Jesup (5)	2006	40,000	—	—	124,483	—	—	2,687	167,170

William F. Moreno	2008	100,000	25,000	—	30,000	—	—	605	155,605
President of Jesup (6)	2007	231,250	—	—	236,210	—	—	16,556	484,016
	2006	35,000	—	—	67,030	—	—	2,760	104,790

Steven M. Rabinovici	2008	120,000	—	—	—	—	—	5,464	125,464
Chairman & Director (7)	2007	165,000	40,000	—	—	—	—	6,166	211,166
	2006	120,000	60,772	—	63,144	—	—	2,319	246,235
———————
(1)
Mr. Wojnowski served as Vice President of Business Development from September 1999 through February 2004 and was elected as President in June 2004 and elected Chief Executive Officer in July 2005. The bonus amount for Mr. Wojnowski includes commissions totaling $342,588 and $187,150 for 2007 and 2006 respectively, resulting from trading revenues. All other compensation for Mr. Wojnowski consists of Company paid health care insurance and 401K contribution.

(2)	Mr. Fellus became the Chief Executive Officer of JLSC in May 2008. All other compensation for Mr. Fellus consists of Company paid health care insurance and 401K contribution.

(3)
Mr. Matthew was elected as Chief Financial Officer and Secretary in May 2006. All other compensation for Mr. Matthew consists of Company paid health care insurance and relocation expenses. Mr. Matthew resigned from his position effective December 31, 2008.

(4)
Mr. Carreno joined Jesup in November 2007 and resigned from his position effective October 31, 2008.  All other compensation for Mr. Carreno consists of Company paid health care insurance and 401K contribution.

(5)
Mr. DeGroat joined Jesup in November 2006 through the acquisition of JLSC. The bonus amount for Mr. DeGroat for 2007 includes commissions totaling $799,514 resulting from investment banking revenues. All other compensation for Mr. DeGroat consists of Company paid health care insurance and car allowance.

(6)	Mr. Moreno joined Jesup in November 2006 through the acquisition of JLSC. All other compensation for Mr. Moreno consists of car allowance.

(7)
Mr. Rabinovici was elected Director of Empire Financial Holding Company pursuant to a stock purchase agreement of March 8, 2005 and took office as Director on May 23, 2005. He was elected Chairman of the Board in July, 2005 and in that position acts in a similar capacity to Jesup’s Chief Executive Officer. All other compensation for Mr. Rabinovici consists of Company paid health care insurance and 401K contribution.

(8)
The amounts in this column reflect the expense recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006, in accordance with FAS 123(R), of outstanding stock options granted as part of the stock option plan, including the effects for which would have been calculated under FAS 123(R) had it been adopted prior to 2007. The amounts reflected for Messrs DeGroat and Moreno were included in the purchase price of JLSC under the purchase accounting method. The assumptions used in calculating these amounts, as well as a description of our stock option plan, are set forth in the Footnotes to our Financial Statements for the year ended December 31, 2007, of our Annual Report on Form 10-KSB. Compensation cost is generally recognized over the vesting period of the award.

EMPLOYMENT AGREEMENTS

On September 21, 2007, Jesup entered into an employment agreement with Donald A. Wojnowski. The employment agreement extends through May 31, 2010 and automatically renews on a monthly basis thereafter. Pursuant to his employment agreement, Donald A. Wojnowski was retained as President and Chief Executive Officer and his total compensation is $300,000 per year plus bonus, which may be correlated to trading income, and annual stock grant. The agreement calls for Jesup to also provide health care, 401K and any other benefits that Jesup may provide to its employees.

On August 2, 2006, Jesup entered into a one year employment agreement with Steven M. Rabinovici. The employment agreement extended through June 1, 2007 and automatically renews on a monthly basis. The agreement can be terminated by either party with 90 days notice. Pursuant to his employment agreement, Steven M. Rabinovici was retained as a director and Chairman of the Board and his total compensation is $120,000 per year plus bonus. The agreement was amended in January 2007 to increase the annual compensation to $240,000 per year plus bonus, and re-amended May 2007 to reduce the annual compensation to $120,000 per year plus bonus. The agreement calls for Jesup to also provide health care, 401K and any other benefits that Jesup may provide to its employees.

On May 15, 2006, Jesup entered into a two year employment agreement with James M. Matthew. Pursuant to his employment agreement, James M. Matthew was retained as Chief Financial Officer and Secretary and his total compensation was $150,000 per year plus bonus. The agreement was amended in January 2007 to increase the annual compensation to $200,000 per year plus bonus. The agreement calls for Jesup to also provide health care, 401K and any other benefits that Jesup may provide to its employees. Mr. Matthew’s contract with Jesup terminated on December 31, 2008 upon his resignation.

On November 7, 2007, Jesup entered into a three year employment agreement with Kevin A. Carreno. The employment agreement extended through November 6, 2010. Pursuant to his employment agreement, Kevin A. Carreno was retained as Chief Operating Officer and his total compensation is $250,000 per year plus bonus. The agreement called for Jesup to also provide health care, 401K and any other benefits that Jesup may provide to its employees. Mr. Carreno’s contract with Jesup terminated on October 31, 2008 upon his resignation.

On November 10, 2006, Jesup entered into an employment agreement with Stephen J. DeGroat. The employment agreement extended through September, 2009 and automatically renewed on a monthly basis. Pursuant to his employment agreement, Stephen J. DeGroat was retained as Chairman and CEO of JLSC and his total compensation is $240,000 per year plus bonus. The agreement called for Jesup to also provide health care, car allowance, 401K and any other benefits that Jesup may provide to its employees.

On November 10, 2006, Jesup entered into an employment agreement with William F. Moreno. The employment agreement extended through September, 2009 and automatically renews on a monthly basis. Pursuant to his employment agreement, William F. Moreno was retained as President of JLSC and his total compensation was initially $210,000 per year plus bonus, which was subsequently amended to $240,000 per year plus bonus. The agreement called for Jesup to also provide car allowance, 401K and any other benefits that Jesup may provide to its employees.

PROPOSAL NO. 2
APPROVAL OF AMENDMENT AND RESTATEMENT OF COMPANY’S 2007
INCENTIVE COMPENSATION PLAN TO INCREASE THE NUMBER OF SHARES OF
COMMON STOCK AVAILABLE FOR GRANT OF AWARDS UNDER THE PLAN BY
6,000,000, UP TO AN AGGREGATE OF 10,000,000

BACKGROUND AND PURPOSE

Our 2007 Incentive Compensation Plan (the "Plan") was adopted by our Board of Directors on June 7, 2007 and approved by our shareholders on September 28, 2007. The purpose of the Plan is to provide an additional incentive to attract and retain qualified competent persons who provide management services and upon whose efforts and judgment our success is largely dependent, through the encouragement of stock ownership in us by these persons. The terms of the Plan provide for the granting of both incentive stock options and non-qualified stock options.

Though shareholder approval of the amendment to the Plan is not required under Florida corporate law, the approval of our shareholders is required as a condition for listing these shares on the NYSE Alternext US, and in order to allow us to grant Incentive Stock Options under the Internal Revenue Code. The amendment and restatement of the Plan was approved on January 27, 2009 by our Board, subject to shareholder approval. The Plan is set forth at Appendix A. If the current plan amendment is approved by our shareholders, the Plan as amended will become effective immediately.

SUMMARY OF PROPOSED PLAN CHANGES

Shareholder approval is sought to an amendment and restatement of the plan to increase the maximum number of shares eligible for grant of awards under the Plan by 6,000,000, up to an aggregate of 10,000,000.

SUMMARY OF OUR 2007 INCENTIVE COMPENSATION PLAN, AS AMENDED AND RESTATED

The following is a summary of certain principal features of the Plan as amended and restated. This summary is qualified in its entirety by reference to the complete text of the Plan. Shareholders are urged to read the actual text of the Plan in its entirety.

SHARES AVAILABLE FOR AWARDS; ANNUAL PER-PERSON LIMITATIONS.

Under the Plan, the total number of shares of our common stock that may be awarded under the Plan and issued on the exercise of awards is equal to 10,000,000 shares, subject to adjustments in certain circumstances, plus the number of shares that are surrendered in payment of any awards or any tax withholding requirements. In addition, the Plan limits the maximum amount of shares that may be subject to awards under the Plan granted to any one individual per year to 750,000 shares.

The committee that administers the Plan is authorized to adjust the limitations described above and is authorized to adjust outstanding awards, including adjustments to exercise prices of options and other affected terms of awards, in the event that a dividend or other distribution, whether in cash, shares of our common stock or other property, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants. The committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

ELIGIBILITY.

The persons eligible to receive awards under the Plan are officers, directors, employees and independent individual consultants or advisors to us and our subsidiaries. As of March 18, 2009, approximately 376 persons were eligible to participate in the Plan. The classes and approximate number of persons in each class eligible to participate in the plan are as follows: (i) 3 Named Executive Officers; (ii) 5 current executive officers (including Named Executive Officers); (iii) 3 current directors who are not executive officers; and (iv) 168 employees (including all current officers who are not executive officers). We currently have approximately 200 contractual independent individual consultants. Jesup intends to file a Registration Statement on Form S-8 to cover the additional shares.

With respect to Tandem SARs, if the recipient elects to surrender the underlying option in exchange for cash or shares of common stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the Stand-Alone SARs. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option, i.e., the recipient will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares of our common stock over the exercise price.

In general, there will be no federal income tax deduction allowed to us upon the grant or termination of Stand-Alone SARs or Tandem SARs. However, upon the exercise of either a Stand-Alone SAR or a Tandem SAR, we will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

SECTION 162 LIMITATIONS

The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Code, which generally disallows a public company's tax deduction for compensation to covered employees in excess of $1 million in any tax year beginning on or after January 1, 1994. Compensation that qualifies as "performance-based compensation" is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the company that pays it. We intend that options granted to employees whom the committee expects to be covered employees at the time a deduction arises in connection with options, will qualify as such "performance-based compensation," so that options will not be subject to the Section 162(m) deductibility cap of $1 million. Future changes in Section 162(m) or the regulations thereunder may adversely affect our ability to ensure that options under the Plan will qualify as "performance-based compensation" that is fully deductible by us under Section 162(m).

IMPORTANCE OF CONSULTING TAX ADVISER

The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult his tax adviser as to the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of our common stock acquired as a result of an award.

Other Information

A new plan benefits table with respect to the 6,000,000 additional shares that would be available under the Plan upon approval by our shareholders, as described in the SEC’s proxy rules, is not provided because all awards to be made under the Plan are discretionary. Furthermore, we do not have any existing obligations or current plans to grant awards under the Plan once the amendment and restatement has been approved by our shareholders.  The Board believes that awards granted under the Plan will be awarded primarily to those persons who possess a capacity to contribute significantly to our successful performance. Approximately 376 persons are currently eligible for grant of awards under the Plan. The classes and approximate number of persons in each class eligible to participate in the plan are as follows: (i) 3 Named Executive Officers; (ii) 5 current executive officers (including Named Executive Officers); (iii) 3 current directors who are not executive officers; and (iv) 168 employees (including all current officers who are not executive officers).  We currently have approximately 200 contractual independent individual consultants. Therefore, it cannot be determined at this time what grants, if any, will be made to any person or group of persons under the Plan if the Plan is approved by our shareholders.  Jesup intends to file a Registration Statement on Form S-8 to cover the additional shares.

PROPOSAL NO. 6

APPROVAL OF A COMPENSATION PLAN TO ENABLE US TO ISSUE SHARES OF OUR COMMON STOCK TO OUR EMPLOYEES OR INDEPENDENT CONSULTANTS AS A PORTION OF THEIR COMPENSATION.

We are seeking stockholder approval of a compensation plan to enable us to issue, from time to time until January 31, 2014, up to an aggregate of 10,000,000 shares of our common stock to certain of our employees or independent individual consultants in lieu of cash compensation.  Upon Jesup’s determination before any given fiscal quarter, employees or independent individual consultants would be given the option to elect to receive up to 50% of their compensation for the coming quarter in shares of our common stock instead of in cash.  The shares would be issued at the end of each month over the applicable quarter, at a discount of 10% to the prevailing market price of the common stock at the time of issuance, based on the average closing price of the common stock on the first five of the last eight applicable trading days of each month.  The employee or independent individual consultant would be required to submit an election for payment in stock before the beginning of the applicable quarter.  If the plan is utilized, the issuance of stock instead of cash would assist us in conserving cash and at the same time to provide our employees or independent individual consultants, whose performance will contribute to our long-term success and growth, with the ability to increase their identity of interest with our stockholders by providing the opportunity of stock ownership at a favorable price.  The availability of these shares will also strengthen our ability to attract and retain employees and independent individual consultants of high competence.

Assuming approval by our shareholders, Jesup will have the discretion to approve any shares to be offered for sale under the plan. All the issuances would be registered under the Act. Issuance of these shares would increase our outstanding common equity and could be dilutive.

Though stockholder approval of the plan is not required under Florida corporate law, the affirmative vote of a majority of shares of common stock present or represented and entitled to vote at the 2008 Annual Meeting is required as a condition for listing these shares on the NYSE Alternext US.  If approved by our stockholders, the plan will become effective immediately.

Other Information

A new plan benefits table with respect to the shares that would be available under the plan upon approval by our shareholders, as described in the SEC’s proxy rules, is not provided because all sales and issuances to be made under the plan will be discretionary. Furthermore, we do not have any existing obligations or current plans to sell or issue any shares under the plan.  As of March 18, 2009, approximately 376 persons are currently eligible to participate in the plan. The classes and approximate number of persons in each class eligible to participate in the plan are as follows: (i) 3 Named Executive Officers; (ii) 5 current executive officers (including Named Executive Officers); (iii) 3 current directors who are not executive officers; and (iv) 168 employees (including all current officers who are not executive officers).  We currently have approximately 200 contractual independent individual consultants. Therefore, it cannot be determined at this time what sales and issuances, if any, will be made to any person or group of persons under the plan if the plan is approved by our shareholders.  Jesup intends to file a Registration Statement on Form S-8 to cover these shares.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to compensation plans, including individual compensation arrangements, under which our common stock is authorized for issuance. The following table provides information with respect to our 2000 Incentive Compensation Plan and our 2007 Incentive Compensation Plan.